                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         FIREARMS TRAINING SYSTEMS, INC.
                                (Name of Issuer)

               Class A Common Stock, par value $0.000006 per share
                         (Title of Class of Securities)

                                   318120-10-2
                                 (CUSIP Number)

  Eric G. Lardiere, Esq.                           Barry L. Dastin, Esq.
     Meggitt-USA, Inc.                                Kaye Scholer LLP
1955 North Surveyor Avenue                  1999 Avenue of the Stars, Suite 1700
   Simi Valley, CA 93063                           Los Angeles, CA 90067
      (805) 526-5700                                   (310) 788-1000

                ________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2006
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 318120-10-2                  13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MEGGITT-USA, INC.
     Federal EIN:  95-3639799
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                  (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER           0
     OF        -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        50,624,804
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    50,624,804
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,624,804
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.6%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
     CO
--------------------------------------------------------------------------------

----------
(1) The calculation of this percentage is based on the 76,059,735 shares of Class A Common Stock of the Company (as defined below) outstanding as of August 22, 2006, as represented by the Company in the Merger Agreement (as defined below).

--------------------------------------------------------------------------------
CUSIP NO. 318120-10-2                  13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MEGGITT PLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                  (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     ENGLAND AND WALES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
   NUMBER           0
     OF        -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY        50,624,804
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING         0
   PERSON      -----------------------------------------------------------------
    WITH       10   SHARED DISPOSITIVE POWER
                    50,624,804
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,624,804
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.6%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------

----------
(1) The calculation of this percentage is based on the 76,059,735 shares of Class A Common Stock of the Company outstanding as of August 22, 2006, as represented by the Company in the Merger Agreement (as defined below).

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to shares of Class A Common Stock, par value $.000006 per share (the "Common Stock"), of Firearms Training Systems, Inc., a Delaware corporation (the "Company"), which has its principal executive office at 7340 McGinnis Ferry Road, Suwannee, Georgia 30024.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed jointly by Meggitt-USA, Inc., a Delaware corporation ("Meggitt USA"), and its ultimate parent entity, Meggitt PLC, a public limited company organized under the laws of England and Wales ("Meggitt PLC", and together with Meggitt USA, the "Reporting Persons").

     Meggitt USA's principal place of business and office address is 1955 North Surveyor Avenue, Simi Valley, California 93063-3386. Meggitt PLC's principal place of business and office address is Atlantic House, Aviation Park West, Bournemouth International Airport, Christchurch, Dorset BH23 6EW, England.

     Meggitt PLC is a holding company whose operating units are principally engaged in the design and manufacture of equipment and systems for the aerospace, defense and electronics industries, together with related businesses. Meggitt USA is a wholly owned, indirect subsidiary of Meggitt PLC and the corporate holding entity for Meggitt PLC's U.S. operations.

     The name, citizenship, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Meggitt USA and Meggitt PLC are as set forth in Annexes I-A and I-B hereto, respectively, and are incorporated herein by reference.

     (D) - (E)

     During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals listed in Annexes I-A and I-B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Meggitt USA, Poole Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Meggitt USA ("Merger Sub"), and the Company have entered into a definitive Agreement and Plan of Merger, dated as of August 23, 2006 (the "Merger Agreement"), for the Company to be acquired by Meggitt USA in an all-cash transaction. The consideration for and the nature of the beneficial ownership of the shares of Common Stock acquired by the Reporting Persons are described in Item 4 below.

     The Reporting Persons are filing this Schedule 13D as a result of the execution of a Principal Stockholders' Agreement, dated as of August 23, 2006 (the "Stockholders' Agreement"), by and among Meggitt USA, the Company and the Principal Stockholders (as defined in the following sentence), and not as a result of any acquisition of shares of Common Stock by Meggitt USA or Meggitt PLC. The Principal Stockholders consist of Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), Centre Partners Coinvestment L.P. ("Centre Coinvestment"), and Centre Partners II, LLC ("Centre Partners LLC"). The Principal Stockholders' Agreement was executed and delivered by the Principal Stockholders as an inducement for and in consideration of Meggitt USA entering into the Merger Agreement. The number of shares of Common Stock beneficially owned and owned of record by each Principal Stockholder is set forth in the Principal Stockholders' Agreement. Collectively, the Principal Stockholders have advised the Reporting Persons that the Principal Stockholders beneficially own and own of record 50,624,804 shares of Common Stock.

     Meggitt USA presently expects that the consideration paid by it following the effective time of the merger pursuant to the Merger Agreement will be financed through the available funds of its ultimate parent entity, Meggitt PLC, which include cash and cash equivalents and funds available under both committed and uncommitted facilities. Meggitt USA did not pay additional consideration to the Principal Stockholders in connection with the execution and delivery of the Principal Stockholders' Agreement. Copies of the Merger Agreement and the Principal Stockholders' Agreement are filed as Exhibits 99.1 and 99.2, and are incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The Principal Stockholders entered into the Principal Stockholders' Agreement in order to induce Meggitt USA to enter into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation (the "Merger"). In the Merger, the holders of shares of Common Stock, other than the holders of shares of Common Stock exercising appraisal rights, will receive cash in the amount of $1.08 per share for each outstanding share owned immediately prior to the effective time of the Merger. Holders of shares of the Company's Series C Preferred Stock, par value $0.10 per share (the "Series C Preferred Stock"), will receive cash in the amount equal to the sum of the Liquidation Preference (as defined in the Company's Certificate of Designations of Series C Preferred Stock), plus the amount of all accrued and unpaid dividends on such shares to the extent not previously added to the Liquidation Preference prior to the effective time of the Merger, for each outstanding share owned immediately prior to the effective time of the merger. All holders of stock options that are outstanding at the time of the merger will receive cash payments equal to the sum of the differences between the per-share option exercise prices of their respective options and $1.08 for each share subject to an option.

     The Merger Agreement has been approved by the board of directors of each of Meggitt USA, Merger Sub and the Company and the Finance Committee of the board of directors of Meggitt PLC (as such authority has been delegated to the Finance Committee by the board of directors of Meggitt PLC). The transaction is subject to customary regulatory approvals and other closing conditions. Pursuant to the Principal Stockholders' Agreement, the Principal

Stockholders executed and delivered a written consent (the "Written Consent") relating to the shares of Common Stock identified on Schedule A of the Principal Stockholders' Agreement (the "Subject Shares") immediately following the execution and delivery of the Principal Stockholders' Agreement and the Merger Agreement. The Company and the Principal Stockholders have advised the Reporting Persons that the Subject Shares held by the Principal Stockholders constituted more than a majority of the outstanding shares of Common Stock, and were therefore sufficient to cause the requisite Company stockholder vote for the Merger to be obtained. The Company has advised that, as a result, no further stockholder action will be required to adopt the Merger Agreement or approve the Merger.

     - The Principal Stockholders agreed to vote or to deliver an executed written consent with respect to the Subject Shares against any third party Acquisition Proposal (as defined in the Merger Agreement).

     - To the extent requested by the Board of Directors of the Company, the Principal Stockholders agreed to deliver an Accepted New Proposal Consent (as defined in the Principal Stockholders' Agreement) so as to adopt any amendment (that does not contain a Prohibited Change (as defined below)) of the Merger Agreement that has been approved and declared advisable by the Board of Directors of the Company, to the extent (i) such amendment embodies the terms of a New Proposal (as defined in the Merger Agreement) that is approved by the Board of Directors of the Company and (ii) stockholder approval for such amendment is required under the Delaware General Corporation Law (the "DGCL").

     - Pursuant to the Principal Stockholders' Agreement, without implying that the shares of Series C Preferred Stock of the Company have any voting rights with respect to the adoption of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, and solely to the extent required (if at all) by the DGCL, the Principal Stockholders adopted the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement, in such capacity as holders of record of a majority of the outstanding shares of Series C Preferred Stock of the Company.

     - The Principal Stockholders agreed not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement, or instrument with respect to or consent to the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any Subject Shares to any third party, except as specified in the Principal Stockholders' Agreement.

     - The Principal Stockholders agreed to certain non-solicitation provisions with respect to Acquisition Proposals, as set forth in
          Section 3(e) of the Principal Stockholders' Agreement.

     - The Principal Stockholders waived any appraisal rights under Section 262 of the DGCL in connection with the Merger.

     - Each Principal Stockholder made certain representations and warranties to Meggitt USA with respect to, among other things, its ownership of the Subject Shares free and clear of encumbrances (except as specified in the Principal Stockholders' Agreement) and its authority to enter into the Principal Stockholders' Agreement.

     - The Principal Stockholders' Agreement will terminate upon the earliest to occur of (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement (other than in connection with the adoption by the Board of Directors of the Company of an amendment to the Merger Agreement or new agreement that embodies the terms of a New Proposal that is approved by the Board of Directors of the Company) in accordance with its terms.

     - The Principal Stockholders' Agreement provides that any amendment or modification to the Merger Agreement that would (i) change the form or decrease the amount of the Per Common Share Consideration (as defined in the Merger Agreement) or the Per Series C Preferred Share Consideration (as defined in the Merger Agreement), (ii) amend or modify the following provisions of the Merger Agreement: Article IV (other than Section 4.4), Section 5.2(g), Section 6.2, Section 6.9,
          Section 7.3(c), Section 8.5 or the Termination Date (as defined in the Merger Agreement) or (iii) disproportionately and adversely affect such stockholder must be consented to in writing by each Principal Stockholder (any of the foregoing amendments or modifications, other than those receiving the prior written consent of each Principal Stockholder, a "Prohibited Change").

     Upon the consummation of the Merger pursuant to the Merger Agreement, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation. The officers of the Company immediately prior to the effective time of the Merger shall be the officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

     At the effective time of the Merger, the certificate of incorporation of the Company, as amended pursuant to the Merger Agreement, and the bylaws of Merger Sub shall be the certificate of incorporation and bylaws of the surviving corporation until thereafter duly amended as provided therein or by applicable law.

     If the Merger is consummated as contemplated by the Merger Agreement, the Company would be a wholly owned subsidiary of Meggitt USA and Meggitt USA would seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to cease to be quoted on the OTC Bulletin Board.

     In addition to the Merger Agreement and the Principal Stockholders'
Agreement:

     - Meggitt PLC executed a guaranty, dated as of August 23, 2006, (the "Guaranty") in favor of the Company with respect to obligations of Meggitt USA under the Merger Agreement and in favor of the Principal Stockholders with respect to the obligations of Meggitt USA under the Principal Stockholders' Agreement.

     - Each holder of shares of Series C Preferred Stock other than the Principal Stockholders (as identified by the Company) entered into an Appraisal Rights Waiver Letter, dated as of August 23, 2006 (each, an "Appraisal Rights Waiver Letter"), pursuant to which the holder of the shares of Series C Preferred Stock waived any appraisal rights under
          Section 262 of the DGCL with respect to any shares of capital stock held by it or any of its controlled affiliates arising as a result of or in connection with the Merger, and also agreed not to sue to enjoin the merger.

     References to, and descriptions of, each of the Merger Agreement, the Principal Stockholders' Agreement, the Guaranty and the Appraisal Rights Waiver Letters are qualified in their entirety by reference to the copies thereof included as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (A) AND (B)

     As a result of the Principal Stockholders' Agreement and the Written Consent executed and delivered in connection therewith, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 50,624,804 shares of Common Stock, which represents approximately 66.6% of the shares of Common Stock deemed issued and outstanding as of August 22, 2006, as represented by the Company in the Merger Agreement, subject to the conditions and limitations of the Principal Stockholders' Agreement.

     Notwithstanding the foregoing, pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims all beneficial ownership of capital stock of the Company, including, without limitation, the shares of Common Stock subject to the Principal Stockholders' Agreement and the Appraisal Rights Waiver Letters.

     (C)

Except as set forth or incorporated herein, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals listed in Annexes I-A or I-B has effected any transaction in Common Stock during the past 60 days.

     (D) AND (E)

Not applicable.

     References to, and descriptions of, each of the Merger Agreement and the Principal Stockholders' Agreement are qualified in their entirety by reference to the copies thereof included as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Items 3 through 5 is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 Agreement and Plan of Merger, dated as of August 23, 2006, among Meggitt USA, Merger Sub and the Company

99.2 Principal Stockholders' Agreement, dated as of August 23, 2006, among Meggitt USA, the Company (solely for the purposes of Section 4 thereof) and the Principal Stockholders

99.3 Guaranty, dated as of August 23, 2006, among Meggitt PLC, the Company and the Principal Stockholders

99.4 Appraisal Rights Waiver Letter, dated as of August 23, 2006, among First Source Financial LLP, OFSI Fund II, LLC and the Company

99.5 Appraisal Rights Waiver Letter, dated as of August 23, 2006, by and between U.S. Bank National Association and the Company

99.6 Joint Filing Agreement, dated as of August 31, 2006, by and between Meggitt USA and Meggitt PLC

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: August 31, 2006

                                        MEGGITT-USA, INC.


                                        By: /s/ Eric G. Lardiere
                                            ------------------------------------
                                        Name: Eric G. Lardiere
                                        Title: Vice President, Secretary &
                                               General Counsel


                                        MEGGITT PLC


                                        By: /s/ Philip E. Green
                                            ------------------------------------
                                        Name: Philip E. Green
                                        Title: Group Corporate Affairs
                                               Director

                                  Exhibit Index

Agreement and Plan of Merger, dated as of August 23, 2006,
among Meggitt USA, Merger Sub and the Company ...................   Exhibit 99.1

Principal Stockholders' Agreement, dated as of August 23, 2006, among Meggitt USA, the Company (solely for the purposes of
Section 4 thereof) and the Principal Stockholders ...............   Exhibit 99.2

Guaranty, dated as of August 23, 2006, among Meggitt PLC,
the Company and the Principal Stockholders ......................   Exhibit 99.3

Appraisal Rights Waiver Letter, dated as of August 23, 2006, among First Source Financial LLP, OFSI Fund II, LLC and the
Company .........................................................   Exhibit 99.4

Appraisal Rights Waiver Letter, dated as of August 23, 2006,
by and between U.S. Bank National Association and the Company ...   Exhibit 99.5

Joint Filing Agreement, dated as of August 31, 2006, by and
between Meggitt USA and Meggitt PLC .............................   Exhibit 99.6

                                    ANNEX I-A

                  INFORMATION CONCERNING EXECUTIVE OFFICERS AND
                            DIRECTORS OF MEGGITT USA

     The current executive officers and directors of Meggitt USA are listed below. The address of Meggitt USA is 1955 North Surveyor Avenue, Simi Valley, California 93063-3386. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Meggitt USA, and, where applicable, the business address listed for each individual not principally employed by Meggitt USA is also the address of the corporation or other organization that principally employs that individual.

                                EXECUTIVE OFFICER

NAME                     PRESENT POSITION WITH MEGGITT USA           CITIZENSHIP
----               ---------------------------------------------   --------------
Philip E. Green    President                                       United Kingdom
Robert W. Soukup   Vice President & Treasurer                      United States
Ian Pargeter       Vice President -- Finance                       United Kingdom
Gene P. Zagala     Vice President -- Taxes & Assistant Secretary   United States
Eric G. Lardiere   Vice President, Secretary & General Counsel     United States

                   POSITION/PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                 AND BUSINESS ADDRESS OF DIRECTORS OF MEGGITT USA      CITIZENSHIP
----               ---------------------------------------------------   --------------
Philip E. Green    Group Corporate Affairs Director of Meggitt PLC       United Kingdom
Terence Twigger    Chief Executive of Meggitt PLC                        United Kingdom
Eric G. Lardiere   Vice President, Secretary & General Counsel of        United States
                   Meggitt USA

                                    ANNEX I-B

                  INFORMATION CONCERNING EXECUTIVE OFFICERS AND
                            DIRECTORS OF MEGGITT PLC

     The current executive officers and directors of Meggitt PLC are listed below. The address of Meggitt PLC is Atlantic House, Aviation Park West, Bournemouth International Airport, Christchurch, Dorset BH23 6EW, England. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Meggitt PLC, and, where applicable, the business address listed for each individual not principally employed by Meggitt PLC is also the address of the corporation or other organization that principally employs that individual.

                                EXECUTIVE OFFICER

NAME               PRESENT POSITION WITH MEGGITT PLC     CITIZENSHIP
----               ---------------------------------   --------------
Terence Twigger    Chief Executive                     United Kingdom
Stephen Young      Group Finance Director              United Kingdom
Philip E. Green    Group Corporate Affairs Director    United Kingdom

                             POSITION/PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                           AND BUSINESS ADDRESS OF DIRECTORS OF MEGGITT PLC      CITIZENSHIP
----                         ---------------------------------------------------   --------------
Sir Colin Terry (Chairman)   Non-Executive Chairman of Meggitt PLC                 United Kingdom
Terence Twigger              Chief Executive of Meggitt PLC                        United Kingdom
Stephen Young                Group Finance Director of Meggitt PLC                 United Kingdom
Philip E. Green              Group Corporate Affairs Director of Meggitt PLC       United Kingdom
Sir Alan Cox                 Non-Executive Director of Meggitt PLC                 United Kingdom
David Robins                 Non-Executive Director of Meggitt PLC                 United Kingdom
Peter Hill                   Non-Executive Director of Meggitt PLC and Chief       United Kingdom
                             Executive of the Laird Group PLC (3 St. James's
                             Square, London SW1Y 4JU, UK)